NEUBERGER BERMAN EQUITY FUNDS
TRUST CLASS

ADMINISTRATION AGREEMENT

SCHEDULE A

The Trust Class of the Series of Neuberger Berman Equity Funds currently subject to this Agreement are as follows:

Neuberger Berman Dividend Fund

Neuberger Berman Energy Fund
Neuberger Berman Equity Income Fund
Neuberger Berman Global Real Estate Fund
Neuberger Berman International Large Cap Fund
Neuberger Berman Research Opportunities Fund

Neuberger Berman Small and Mid Cap Growth Fund

Date: December 19, 2008